Exhibit 3.2

CERTIFICATE OF DESIGNATIONS, PREFERENCES

AND RIGHTS OF THE

SERIES D CONVERTIBLE PREFERRED STOCK

OF

REVOLUTION LIGHTING TECHNOLOGIES, INC.

Pursuant to Section 151 of the

Delaware General Corporation Law

Revolution Lighting Technologies, Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, hereby certifies that pursuant to the provisions of Section 151 of the Delaware General Corporation Law, its Board of Directors adopted the following resolutions, which resolutions remain in full force and effect as of the date hereof:

WHEREAS, the Board of Directors of the Corporation is authorized to fix by resolution the designation of preferred stock and the powers, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions thereof; and

WHEREAS, it is the desire of the Board of Directors of the Corporation, pursuant to its authority as aforesaid, to authorize and fix the terms of the preferred stock to be designated the Series D Convertible Preferred Stock of the Corporation and the number of shares constituting such preferred stock;

NOW, THEREFORE, BE IT RESOLVED, that the Corporation be, and hereby is, authorized to issue a new series of its preferred stock, par value $0.001 per share, on the following terms and with the following designations, power, preferences and rights:

1. CERTAIN DEFINITIONS. Unless the context otherwise requires, when used herein the following terms shall have the meaning indicated.

“Affiliate” shall mean, in respect of any Person, any other Person that is directly or indirectly controlling, controlled by, or under common control with such Person or any of its Subsidiaries, and the term “control” (including the terms “controlled by” and “under common control with”) means having, directly or indirectly, the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities or by contract or otherwise.

“Board” shall mean the Board of Directors of the Corporation.

“Business Combination” shall mean (i) any reorganization, consolidation, merger, share exchange or similar business combination transaction involving the Corporation (or any Subsidiary) with any Person or (ii) the sale, assignment, conveyance, transfer, lease or other disposition by the Corporation (or any Subsidiary) of all or substantially all of its assets.

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which the banks in New York, New York are authorized by law or executive order to be closed.

“Common Stock” shall mean shares of common stock, par value $0.001, of the Corporation.

“Common Stock Event” shall mean at any time after the date of the original issuance of shares of Series D Preferred Stock, (i) the issue by the Corporation of additional shares of Common Stock as a dividend or other distribution on outstanding Common Stock, (ii) a subdivision of the outstanding shares of Common Stock into a greater number of shares of Common Stock, or (iii) a combination of the outstanding shares of Common Stock into a smaller number of shares of Common Stock.

“Conversion Date” has the meaning set forth in Section 7 hereof.

“Conversion Price” has the meaning set forth in Section 7 hereof.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

“Fair Market Value” shall mean an amount equal to the per share closing price of the Common Stock on the NASDAQ (or if the Common Stock is not then traded on the NASDAQ, on a similar national securities exchange or national quotation system) for the relevant determination date or, if the relevant determination date is not a Trading Day, on the Trading Day immediately prior to the relevant determination date (as reported on the website of the NASDAQ, or, if not reported thereby, any other authoritative source).

“Liquidation Preference” has the meaning set forth in Section 5 hereof.

“NASDAQ” shall mean the NASDAQ Stock Market.

“Person” shall mean an individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act).

“Senior Securities” has the meaning set forth in Section 3 hereof.

“Series B Preferred Stock” shall mean shares of Series B Preferred Stock, par value $0.001, of the Corporation.

“Series C Preferred Stock” shall mean shares of Series C Preferred Stock, par value $0.001, of the Corporation.

“Series D Stated Value” shall mean, with respect to each share of Series D Preferred Stock, One Hundred Dollars ($100.00), which Series D Stated Value shall be subject to appropriate adjustment from time to time in the event of any stock dividend, stock split, reverse stock split, reclassification, stock combination or other recapitalization affecting the Series D Preferred Stock.

“Subsidiary” of a Person shall mean (i) a corporation, a majority of whose stock with voting power, under ordinary circumstances, to elect directors is at the time of determination, directly or indirectly, owned by such Person or by one or more Subsidiaries of such Person, or (ii)

any other entity (other than a corporation) in which such Person or one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof has at least a majority ownership interest.

“Trading Day” shall mean a day on which the NASDAQ, or if the Corporation’s shares of Common Stock cease to be quoted on the NASDAQ, the principal national securities exchange on which the Corporation’s securities are listed, is open for trading, and only includes those days that have a scheduled closing time of 4:00 p.m. (New York City time) or the then standard closing time for regular trading on the relevant exchange or trading system.

2. NUMBER OF SHARES AND DESIGNATION. Thirteen Thousand (13,000) shares of preferred stock of the Corporation shall constitute a series of preferred stock, par value $0.001 per share, of the Corporation designated as Series D Convertible Preferred Stock (the “Series D Preferred Stock”). Each share of Series D Preferred Stock shall rank equally in all respects and shall be subject to the following provisions of this Certificate.

3. RANK. The Series D Preferred Stock shall, with respect to payment of dividends and rights (including as to the distribution of assets) upon liquidation, dissolution or winding up of the affairs of the Corporation (i) rank on a parity with the Common Stock, (ii) rank junior to the Series B Preferred Stock and Series C Preferred Stock, and (iii) rank junior to each other class or series of equity securities of the Corporation, whether currently issued or issued in the future without violation of this Certificate, that by its terms ranks senior to the Series D Preferred Stock as to payment of dividends or rights upon liquidation, dissolution or winding up of the affairs of the Corporation (all of such equity securities are collectively referred to herein as the “Senior Securities”). The definition of Senior Securities shall also include any rights or options exercisable or exchangeable for or convertible into any of the Senior Securities.

4. DIVIDENDS.

(a) Holders of shares of Series D Preferred Stock shall be entitled to participate equally and ratably with the holders of shares of Common Stock in all dividends and distributions paid (whether in the form of cash, securities, evidences of indebtedness, assets or otherwise, of the Corporation, any of its Subsidiaries or any other Person (or rights, options or warrants to subscribe for or acquire any of the foregoing)) on the shares of Common Stock as if immediately prior to each record date for the payment of dividends to the holders of shares of Common Stock, the shares of Series D Preferred Stock then outstanding were converted into shares of Common Stock (in the manner described in Section 7 below). Dividends or distributions payable pursuant to the preceding sentence shall be payable on the same date that such dividends or distributions are payable to holders of shares of Common Stock. Each such dividend or distribution shall be payable to the holders of record of shares of Series D Preferred Stock as they appear on the stock records of the Corporation at the close of business on the applicable record date, which shall be not more than sixty (60) days nor less than ten (10) days preceding the related dividend or distribution payment date, as shall be fixed by the Board.

(b) If there shall be any dividend or distribution, in which holders of Series D Preferred Stock shall be entitled to participate pursuant to this Certificate, which is in the form of Common Stock or rights, options or warrants to subscribe for or acquire Common Stock, then such dividend or distribution shall instead be made to such holder in the form of Series D Preferred Stock

(with the number of shares of Series D Preferred Stock issuable in such dividend or distribution being equal to the number of shares of Series D Preferred Stock that would be convertible under Section 7 into the number of shares of Common Stock that such holder would have received in such dividend or distribution, and, in the case of any such dividend or distribution that is in the form of rights, options or warrants to subscribe for or acquire Common Stock, a number of rights, options or warrants to subscribe for or acquire shares of Series D Preferred Stock (with (i) such number of shares of Series D Preferred Stock being equal to the number of shares of Series D Preferred Stock that would be convertible under Section 7 (but without regard to the limitations on conversion set forth in the third sentence of Section 7(b)(iii) below) into the number of shares of Common Stock that such rights, options or warrants would have covered had such rights, options or warrants been to subscribe for or acquire Common Stock and (ii) such other terms of the rights, options or warrants (including exercise price and other terms) being such that such rights, option or warrants have equivalent economic and other terms as the rights, options or warrants to subscribe for or acquire Common Stock).

5. LIQUIDATION PREFERENCE. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Senior Securities, the holders of shares of Series D Preferred Stock then outstanding shall, with respect to each share of Series D Preferred Stock, be entitled to participate equally and ratably with the holders of shares of Common Stock in the distribution of any remaining assets of the Corporation available for distribution to its stockholders. Neither a consolidation, merger, share exchange or similar transaction involving the Corporation and any other entity, nor a sale or transfer of all or any part of the Corporation’s assets for cash, securities or other property, shall be considered a liquidation, dissolution or winding up of the Corporation within the meaning of this Section 5.

6. VOTING RIGHTS.

(a) Except as otherwise provided herein or as required by applicable law, the holders of Series D Preferred Stock shall not be entitled to vote on any matters, including any matters on which the holders of Common Stock shall be entitled to vote. Notwithstanding the foregoing, the holders of Series D Preferred Stock shall be given notice of any meeting of stockholders as to which the holders of Common Stock are given notice in accordance with the by-laws of the Corporation. As to any matter on which the holders of Series D Preferred Stock shall be entitled to vote in accordance with the first sentence of this Section 6(a), each holder of Series D Preferred Stock shall have a number of votes per share of Series D Preferred Stock held of record by such holder on the record date for the meeting of stockholders, if such matter is subject to a vote at a meeting of stockholders, or on the effective date of any written consent, if such matter is subject to a written consent of the stockholders without a meeting of stockholders, equal to the number of shares of Common Stock into which such share of Series D Preferred Stock is then convertible on such record date or effective date, as the case may be, in accordance with Section 7 hereof.

7. AUTOMATIC CONVERSION.

(a) Conversion. On the date immediately following the Trigger Date, all shares of Series D Preferred Stock shall automatically be converted into such number of fully paid and nonassessable shares of Common Stock as is obtained by: (i) multiplying the number of shares of Series D Preferred Stock to be converted by the Series D Stated Value; and (ii) dividing the result obtained pursuant to clause (i) above by the Series D Conversion Price then in effect. The date of such conversion (the “Conversion Date”) shall be the date immediately following the Trigger Date. The “Trigger Date ” shall be date that (i) the issuance of such shares of Common Stock pursuant to Section 7 hereof has been approved by the stockholders of the Corporation in accordance with NASDAQ Listing Rule 5635 and (ii) the Corporation has complied with Rule 14c-2 of the Securities Exchange Act of 1934, as amended, in respect of such stockholder approval. The “Series D Conversion Price” shall initially be $0.6959, and shall be subject to adjustment as described in Section 7(c) hereof.

(b) Mechanics of Conversion.

(i) On the Conversion Date: (A) the Person in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon conversion shall be deemed to have become the holder of record of the shares of Common Stock represented thereby at such time, and (B) the shares of Series D Preferred Stock so converted shall no longer be deemed to be outstanding, and all rights of a holder with respect to such shares shall immediately terminate except the right to receive the Common Stock and other amounts payable pursuant to this Section 7. All shares of Common Stock delivered upon conversion of the Series D Preferred Stock will, upon delivery, be duly and validly authorized and issued, fully paid and nonassessable, free from all preemptive rights and free from all taxes, liens, security interests and charges (other than liens or charges created by or imposed upon the holder or taxes in respect of any transfer occurring contemporaneously therewith).

(ii) Holders of shares of Series D Preferred Stock at the close of business on the record date for any payment of a dividend in which shares of Series D Preferred Stock are to participate pursuant to Section 4 hereof shall be entitled to receive the dividend payable on such shares on the corresponding dividend payment date notwithstanding the conversion thereof following such dividend payment record date and prior to such dividend payment date, and a holder of shares of Series D Preferred Stock on a dividend payment record date whose shares of Series D Preferred Stock have been converted pursuant to Section 7(a) into shares of Common Stock on such dividend payment date will receive the dividend payable by the Corporation on such shares of Series D Preferred Stock if and when paid, and the converting holder need not include payment of the amount of such dividend upon conversion of shares of Series D Preferred Stock pursuant to Section 7(a).

(iii) From and after the date of this Certificate, the Corporation will at all times reserve and keep available, free from preemptive rights, out of its authorized but unissued Common Stock, solely for the purpose of effecting conversions of the Series D Preferred Stock, the aggregate number of shares of Common Stock issuable upon conversion of the Series D Preferred Stock (as if all shares of Series D Preferred Stock are so convertible). The Corporation will take all action as may be necessary to ensure that all shares of Common Stock issuable upon conversion of Series D Preferred Stock will be issued without violation of any applicable law or regulation or of any requirement of any securities exchange on which the shares of Common Stock are listed or traded.

(iv) Issuances of certificates for shares of Common Stock upon conversion of the Series D Preferred Stock shall be made without charge to the holder of shares of Series D Preferred Stock or any of its transferees for any issue or transfer tax or other incidental expense in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by the Corporation.

(v) In connection with the conversion of any shares of Series D Preferred Stock, no fractions of shares of Common Stock shall be issued, but in lieu thereof the Corporation shall pay cash in respect of such fractional interest in an amount equal to such fractional interest multiplied by the Fair Market Value per share of Common Stock on the applicable Conversion Date.

(vi) The Corporation shall procure that each share of Common Stock issued as a result of conversion of Series D Preferred Stock shall be accompanied by any rights associated generally with each other share of Common Stock outstanding as of the applicable Conversion Date.

(c) Adjustments to Conversion Price. From and after the date of this Certificate, the Conversion Price shall be adjusted from time to time as follows:

(i) Common Stock Event. Upon the occurrence of a Common Stock Event, the Conversion Price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted to the number obtained by multiplying the Conversion Price theretofore in effect by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such action, and the denominator of which shall be the number of shares of Common Stock outstanding immediately following such action.

(ii) Adjustments for Other Dividends and Distributions. If at any time or from time to time after the date of the original issuance of shares of Series D Preferred Stock, the Corporation pays a dividend or makes another distribution to the holders of the Common Stock payable in securities of the Corporation, other than an event constituting a Common Stock Event then, in each such event, provision shall be made so that the holders of the Series D Preferred Stock shall receive upon conversion thereof, in addition to the number of shares of Common Stock receivable upon conversion thereof, the amount of securities of the Corporation which they would have received had their Series D Preferred Stock been converted into Common Stock on the date of such event (or such record date, as applicable) and had they thereafter, during the period from the date of such event (or such record date, as applicable) to and including the conversion date, retained such securities receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under this Section 7 with respect to the rights of the holders of the Series D Preferred Stock or with respect to such other securities by their terms.

(iii) Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the date of the original issuance of shares of Series D Preferred Stock, the Common Stock issuable upon the conversion of the Series D Preferred Stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than by a Common Stock Event or a Business Combination covered by Sections 7(c)(i) or 7(c)(iv) hereof), then in any such event each holder of Series D Preferred Stock shall have the right thereafter to receive the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Series D Preferred

Stock could have been converted (but without regard to the limitations on conversion set forth in the third sentence of Section 7(b)(iii) above) immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.

(iv) Business Combinations. In case of any Business Combination or reclassification of Common Stock (other than a reclassification of Common Stock covered by Section 7(c)(iii) hereof), lawful provision shall be made as part of the terms of such Business Combination or reclassification whereby the holder of each share of Series D Preferred Stock then outstanding shall have the right to convert into the kind and amount of securities, cash and other property receivable upon the Business Combination or reclassification by a holder of the number of shares of Common Stock of the Corporation into which a share of Series D Preferred Stock would have been convertible at the conversion rate described under this Section 7 immediately prior to the Business Combination or reclassification (but without regard to the limitations on conversion set forth in the third sentence of Section 7(b)(iii) above).

(d) Successive Adjustments. Successive adjustments in the Conversion Price shall be made, without duplication, whenever any event specified in Sections 7(c)(i), 7(c)(ii), 7(c)(iii) or 7(c)(iv) hereof shall occur.

(e) Rounding of Calculations; Minimum Adjustments. All calculations under Section 7(c) shall be made to the nearest one-tenth (1/10th) of a cent. No adjustment in the Conversion Price is required if the amount of such adjustment would be less than $0.01; provided, however, that any adjustments which by reason of this Section 7(e) are not required to be made will be carried forward and given effect in any subsequent adjustment.

(f) Adjustment for Unspecified Actions. If the Corporation takes any action affecting the Common Stock, other than an action described in Section 7(c), which in the opinion of the Board would materially adversely affect the conversion rights of the holders of shares of Series D Preferred Stock, the Conversion Price may be adjusted, to the extent permitted by law, in such manner and at such time, as the Board may determine in good faith to be equitable in the circumstances.

(g) Statement Regarding Adjustments. Whenever the Conversion Price shall be adjusted as provided in Section 7(c), the Corporation shall forthwith file, at the principal office of the Corporation, a statement showing in reasonable detail the facts requiring such adjustment and the Conversion Price that shall be in effect after such adjustment and the Corporation shall also cause a copy of such statement to be sent by mail, first class postage prepaid, to each holder of shares of Series D Preferred Stock at the address appearing in the Corporation’s records.

(h) Notices. In the event that the Corporation shall give notice or make a public announcement to the holders of Common Stock of any action of the type described in Section 7(c) or in Section 4 or Section 5 hereof, the Corporation shall, at the time of such notice or announcement, and in the case of any action which would require the fixing of a record date, at least ten (10) days prior to such record date, give notice to the holders of shares of Series D Preferred Stock, in the manner set forth in Section 7(g), which notice shall specify the record date, if any, with respect to any such action and the approximate date on which such action is to take place. Such notice shall also set forth the facts with respect thereto as shall be reasonably necessary to indicate the effect on the Conversion Price and the number, kind or class of shares or other securities or property which shall be deliverable upon conversion of the Series D Preferred Stock. All notices to the Corporation permitted hereunder shall be personally delivered or sent by first class mail, postage prepaid, addressed to its principal office located at 124 Floyd Smith Drive, Suite 300, Charlotte, North Carolina 28262, or to such other address at which its principal office is located and as to which notice thereof is similarly given to the holders of the Series D Preferred Stock at their addresses appearing on the books of the Corporation.

8. AMENDMENT. This Certificate of Designations, Preferences and Rights may only be amended with the prior written consent of at least a majority of the then outstanding shares of Series D Preferred Stock.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate on this 20th day of December, 2012.

REVOLUTION LIGHTING TECHNOLOGIES, INC.

By:	/s/ Michael Bauer
	Name:	Michael Bauer
	Title:	Chief Executive Officer

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